                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*

                          QUINTILES TRANSNATIONAL CORP.
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                                (Name of Issuer)

                          COMMON STOCK, $0.01 PAR VALUE
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                         (Title of Class of Securities)

                                   748767-10-0
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                                 (CUSIP Number)

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))
                               Page 1 of 4 Pages.

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CUSIP No. 748767-10-0                 13G                 Page 2 of 4 Pages

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 1)      NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

                  Dennis B. Gillings, Ph.D.
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 2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

         (a)      [ ]
         (b)      [ ]
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 3)      SEC USE ONLY

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 4)      CITIZENSHIP OR PLACE OF ORGANIZATION

                                                                                United States
                   -----------------------------------------------------------------------------
                   5)       SOLE VOTING POWER

  NUMBER OF                                                                        5,163,269*
   SHARES          -----------------------------------------------------------------------------
BENEFICIALLY       6)       SHARED VOTING POWER
 OWNED BY
   EACH                                                                              384,022*
 REPORTING         -----------------------------------------------------------------------------
  PERSON           7)       SOLE DISPOSITIVE POWER
   WITH
                                                                                   5,008,385*
                   -----------------------------------------------------------------------------
                   8)       SHARED DISPOSITIVE POWER

                                                                                   1,638,906*
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 9)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                                                   6,647,291*
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 10)  CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
         (See Instructions)

         [ ]
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 11)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                                                                                         9.0%
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 12)  TYPE OF REPORTING PERSON (See Instructions)

                                                                                          IN
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         *  See Item 4 attached.

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CUSIP No. 748767-10-0                 13G                 Page 3 of 4 Pages

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         The Statement of Schedule 13G of Dennis B. Gillings, Ph.D. relating to shares of Common Stock, $.01 par value per share, of Quintiles Transnational Corp. is hereby amended and restated as set forth below.

ITEM 1.

         (A)  Name of Issuer

                 Quintiles Transnational Corp.

         (B)  Address of Issuer's Principal Executive Offices

                 4709 Creekstone Drive, Suite 200, Durham, North Carolina  27703

ITEM 2.

         (A)  Name of Person Filing

                 Dennis B. Gillings, Ph.D.

         (B) Address of Principal Business Office or, if none, Residence

                 4709 Creekstone Drive, Suite 200, Durham, North Carolina  27703

         (C)  Citizenship:

                 United States

         (D)  Title of Class of Securities

                 Common stock, par value $0.01 per share

         (E)  CUSIP Number

                 748767-10-0

ITEM 3

         Not applicable.

ITEM 4   Ownership

         (a)  Amount Beneficially Owned:                                     6,647,291(1)(2)

         (b)  Percent of Class:                                                    9.0%

         (c)  Number of shares as to which such person has:

              (i)   sole power to vote or to direct the vote:                5,163,269(1)

              (ii)  shared power to vote or to direct the vote:                384,022(2)

              (iii) sole power to dispose or to direct the disposition of:   5,008,385(1)

              (iv)  shared power to dispose or to direct the disposition of: 1,638,906(2)

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CUSIP No. 748767-10-0                 13G                 Page 4 of 4 Pages

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         (1) Includes 80,567 shares which Dr. Gillings has the right to acquire within 60 days pursuant to the exercise of stock options.

         (2) Dr. Gillings disclaims beneficial ownership of 6,604 shares held by his daughter and 197,418 shares held by his wife and disclaims beneficial ownership of 180,000 shares held by the Gillings Family Limited Partnership, and 1,100,000 shares held by a Grantor Retained Annuity Trust, of which Dr. Gillings is the settlor and beneficiary, except to the extent of his interest therein.

ITEM 5   Ownership of Five Percent or Less of a Class

         Not applicable.

ITEM 6   Ownership of More than Five Percent on Behalf of Another Person

         Not applicable.

ITEM 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

         Not applicable.

ITEM 8   Identification and Classification of Members of the Group

         Not applicable.

ITEM 9   Notice of Dissolution of Group

         Not applicable.

ITEM 10  Certification

         Not applicable.


Signature.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date: February 11, 1998


/s/ Dennis B. Gillings, Ph.D.
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Dennis B. Gillings, Ph.D.